Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 8, 2007 (May 25, 2007 as to the effects of the stock split described in Note 1 to the consolidated financial statements) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143,” in the fourth quarter of fiscal year 2006) , appearing in Registration Statement No. 333-141174 on Form S-1, as amended, of BWAY Holding Company.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
June 14, 2007